UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-11333

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KAYDON CORPORATION EMPLOYEE STOCK
OWNERSHIP AND THRIFT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KAYDON CORPORATION
315 E. EISENHOWER PARKWAY
SUITE 300
ANN ARBOR, MI 48108

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Index to Financial Statements and
Supplemental Schedule
December 31, 2008 and 2007 and
Year ended December 31, 2008
The following documents are attached hereto as exhibits:
In accordance with the instruction to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA”. As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Kaydon Corporation, as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Kaydon Corporation Employee Stock Ownership and Thrift Plan
Date: June 25, 2009

By: /s/ Anthony T. Behrman
Anthony T. Behrman
Vice President – Human Resources, On behalf of Kaydon Corporation as Plan Administrator

Audited Financial Statements
and Supplemental Schedule
Kaydon Corporation Employee Stock Ownership and Thrift Plan
December 31, 2008 and 2007, and Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2008 and 2007, and
Year Ended December 31, 2008
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Kaydon Corporation Employee Stock
Ownership and Thrift Plan
We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst and Young LLP
Detroit, Michigan
June 23, 2009

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value:
Pooled separate accounts	$14,048,389	$21,487,419
Kaydon Corporation common stock	8,666,611	14,325,763
Guaranteed Income Fund	8,786,862	7,769,486
Participant loans	13,985	16,182

Total investments	31,515,847	43,598,850

Receivable
Dividend receivable	43,608	39,367

Total assets	31,559,455	43,638,217

Liabilities
Corrective distribution	37,296	89,809

Total liabilities	37,296	89,809

Net assets reflecting all investments at fair value	$31,522,159	$43,548,408

Net assets available for benefits	$31,522,159	$43,548,408

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statement of Changes in Net Assets Available for Benefits
For Year Ended December 31, 2008

2008
Additions
Participant contributions	$2,988,813
Interest and dividend income	455,046
Employer contributions	64,425

Total additions	3,508,284

Deductions
Benefit payments to participants	3,514,890
Corrective distributions	37,296
Transaction expenses	5,753

Total deductions	3,557,939

Net realized and unrealized depreciation in fair value of investments	(11,976,594)

Net decrease	(12,026,249)
Net assets available for benefits at beginning of year	43,548,408

Net assets available for benefits at end of year	$31,522,159

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements
December 31, 2008 and 2007, and
Year Ended December 31, 2008
1. Description of Plan
The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. All employees of Kaydon Corporation and subsidiaries and affiliates (the “Company”), excluding employees of ACE Controls, Inc., Purafil, Inc., Avon Bearings Corporation Inc. and Canfield Technologies Inc. collectively bargained group, and foreign subsidiaries, who were at least 21 years of age and had completed at least 1,000 hours of service during a one-year period were, in 2008 and 2007, eligible to participate in the Plan on the January 1, April 1, July 1, or October 1 coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On January 1, 2009, new eligibility and contribution provisions to the Plan became effective, as more fully described in the Tenth Amendment to the Plan dated November 18, 2008, and filed as Exhibit 10.1.6* to the Kaydon Corporation Annual Report on Form 10-K for the year ended December 31, 2008. This amendment had no effect on the net assets available for benefits at December 31, 2008, or the changes in net assets available for benefits for the year ended December 31, 2008.
Contributions
Participants may authorize the Company to make tax deferred elective contributions on their behalf of not less than 1% nor more than 50% of their compensation, subject to the limitations established by the Internal Revenue Code (the “Code”). The maximum allowable contribution for the year, including pre-tax employee contributions, employer matching, and discretionary profit sharing contributions, was the lesser of 100% of compensation or the applicable limit established by the Code. During 2008 and 2007, for eligible employees of Canfield Technologies, Inc., Tridan International, Inc. and Indiana Precision, Inc., the Company contributed to the Plan a matching contribution equal to 25% of the elective contribution, excluding catch-up contributions available to and made by employees 50 years of age or older, for participants for the year. For all other participants, no employer matching contributions were made. The Company may contribute to the Plan for each year a discretionary amount when approved by the Board of Directors. There were no discretionary employer contributions in 2008.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts
Individual accounts are maintained for each participant to reflect the participants’ contributions, the employer contributions, investment earnings/losses, and administrative expenses. Investment earnings/losses are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service is defined as a Plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer contributions.
Vesting
Participants have a nonforfeitable right to their contributions and any earnings thereon. Matching employer contributions for eligible Canfield Technologies, Inc., Tridan International, Inc. and Indiana Precision, Inc., participants vest over a six-year period in annual increments ranging from 10% to 20%. A participant who terminates employment due to death, disability, or normal retirement shall be 100% vested in employer contributions.
Payment of Benefits
Benefits are paid in the form of a lump-sum payment via distribution of the Company’s common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation common stock. Benefits for participants in other funds are paid in cash. The payment date, unless postponed by the participant (or beneficiary in the case of a participant’s death), must be not later than sixty days after the end of the Plan Year in which the participant attains age 65, retires, terminates or dies, contingent upon completion of the required distribution paperwork. Distributions for terminated and retired participants may be deferred until April 1st following the date the participant reaches the age of 70 1/2 if the value of the distribution exceeds $1,000. Active participants may continue to contribute into the Plan as long as they are employed by the Company. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to their account and is notified by the trustee prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed the intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Expenses arising from termination would be allocated to the participants’ accounts in accordance with the Plan and the Code.
2. Summary of Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Administrative Expenses
Although not required to do so, the Company paid certain administrative expenses of the Plan during 2008. The remaining transaction expenses were paid for out of Plan assets by Prudential Bank & Trust, FSB.
Investment Valuation
Except for the Guaranteed Income Fund with an insurance company for which contract value approximates fair value (Note 4), the Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common shares of Kaydon Corporation are valued at quoted market prices on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The participant loan is valued at its outstanding balance, which approximates fair value.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”) which was adopted by the Plan effective January 1, 2008, as required. Adoption of SFAS did not have a material impact on the Plan’s financial statements. SFAS 157 defines fair value, establishes a market-based framework or hierarchy which is intended to increase consistency and comparability in fair value measurements, and expands disclosure about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 -	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments (including investments purchased, sold, as well as held during the year) at fair value as of December 31, 2008:

		Fair Value Measurement at December 31, 2008 Using:
	Total	Quoted Prices in	Significant
	Fair Value	Active Markets	Other	Significant
	Measurement at	for Identical	Observable	Unobservable
	December 31, 2008	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)

Pooled separate accounts	$14,048,389		$9,447,068	$4,601,321
Kaydon Corporation common stock	8,666,611	$8,666,611	—	—
Guaranteed Income Fund	8,786,862	—	—	8,786,862
Participant loan	13,985	—	—	13,985

Total assets at fair value	$31,515,847	$8,666,611	$9,447,068	$13,402,168

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Level 1 assets include Kaydon Corporation common stock which is actively traded on the New York Stock Exchange. Level 2 assets include the Plan’s share of investments in certain pooled separate accounts principally invested in assets with quoted prices in active markets. Level 3 assets include the Plan’s share of investments in certain pooled separate accounts which invest in various Prudential funds or bonds, the Guaranteed Income Fund, and a participant loan. These Level 3 assets are not readily corroborated by observable market data. Fair value for the pooled separate accounts was provided by Prudential and the plan administrator compared a sample of underlying assets with quoted market sources. As more fully described in Note 4, the Guaranteed Income Fund is valued at contract value which approximates fair value. The participant loan is valued at cost plus accrued interest, which approximates fair value.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Year Ended December 31, 2008
	Pooled Separate	Guaranteed	Participant
	Accounts	Income Fund	Loan

Balance, January 1, 2008	$5,537,362	$7,769,486	$16,182
Realized gains/(losses)	—	293,432	—
Unrealized gains/(losses) relating to instruments still held at December 31, 2008	(1,060,077)	—	—
Purchases, sales, issuances and settlements, net	124,036	723,944	(2,197)

Balance, December 31, 2008	$4,601,321	$8,786,862	$13,985

Realized gains/ (losses) are included in interest and dividend income on the Statement of Changes in Net Assets Available for Benefits. Unrealized gains/(losses) relating to the instruments still held at December 31, 2008 are included in net realized and unrealized depreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31,
	2008	2007

Guaranteed Income Fund	$8,786,862	$7,769,486
Kaydon Corporation common stock	8,666,611	14,325,763
Large Cap Growth/Jennison Fund	2,809,338	4,398,175
High Grade Bond/BSAM Fund	2,025,958	2,003,990
Turner Mid-Cap Growth Fund	1,716,029	3,453,772
Templeton Foreign Account	1,570,023	3,185,216
4. Guaranteed Income Fund
During 2008 and 2007, the Plan invested in guaranteed funds with the Trustee. The investment in this fund is stated according to the Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. The guaranteed funds are recorded at their contract values, as reported to the Plan by the Trustee, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. Contract value approximates fair value.
The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential Retirement Insurance and Annuity Company (“PRIAC”) considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 3.6% for January 1, 2008 through June 30, 2008, and 3.45% for July 1, 2008 through December 31, 2008. For all fully benefit-responsive investment contracts the average yield earned by the Plan, and the average yield earned and credited to participants, was 3.53% for 2008 and 3.6% for 2007. There are no reserves against contract values for credit risk of contract issues or otherwise. PRIAC has the contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the contract’s pool exceed ten percent of the pool’s balance as of January 1. At this time the occurrence of events allowing a deferral is not probable. PRIAC did not invoke this deferral provision in 2008 or 2007.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements at December 31, 2008	$31,522,159
Less dividends receivable at December 31, 2008	(43,608)

Net assets available for benefits per the Form 5500 at December 31, 2008	$31,478,551

Net assets available for benefits per the financial statements at December 31, 2007	$43,548,408
Less dividends receivable at December 31, 2007	(39,367)

Net assets available for benefits per the Form 5500 at December 31, 2007	$43,509,041

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2008:

Interest and dividends paid to the Plan per the financial statements	$455,046
Add dividends receivable at December 31, 2007	39,367
Less dividends receivable at December 31, 2008	(43,608)

Interest and dividends paid to the Plan per the Form 5500	$450,805

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax exempt.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
EIN #13-3186040       Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2008

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*Prudential Retirement Insurance & Annuity Company
	Guaranteed Income Fund		$8,786,862
	Large Cap Growth/Jennison Fund		2,809,338
	High Grade Bond/BSAM Fund		2,025,958
	Turner Mid-Cap Growth Fund		1,716,029
	Templeton Foreign Account		1,570,023
	Retirement Goal 2020 Fund		924,192
	Large Cap Value/AJO Fund		874,122
	Small Cap Value/Kennedy Capital Fund		698,009
	Retirement Goal 2010 Fund		672,397
	Mid Cap Value/Wellington Mgmt Fund		644,649
	Retirement Goal 2030 Fund		618,183
	Small Cap Growth/Times Square Fund		558,613
	Waddell & Reed Adv. SCI & Tech		269,603
	Retirement Goal 2040 Fund		256,645
	MFS International Growth Fund		160,368
	Cohen & Strs Rlty Income Fund		146,314
	Retirement Goal Income Fund		66,999
	Retirement Goal 2050 Fund		36,947

*Kaydon Corporation	Kaydon Corporation common stock		8,666,611

*Participant loan	Interest rate 9.50%; matures 1/2013	$—	13,985

			$31,515,847

*	Party-in-interest

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm